January 19, 2007

United States
Securities & Exchange Commission
Washington, D.C. 20549-7010

Attn: Karen J. Garnett, Esq.

Re: Hotel Outsource Management International, Inc.
Form SB-2
Registration No.: 33-135978

Dear Mrs. Garnett:

The undersigned, as president of Hotel Outsource Management International, Inc. does herby request acceleration of Hotel Outsource Management International, Inc.’s registration statement to January 23, 2007 at 9:00 A.M.

We acknowledge the following:

•	Should the Commission or the staff acting by delegated authority declare the registration statement effective, it does not foreclose the Commission from taking any action on the filing.

•
The action of the Commission or the staff acting by delegated authority in declaring the registration statement effective does not relieve Hotel Outsource Management International from its full responsibility for the adequacy and accuracy of the registration statement’s disclosures.

•
Hotel Outsource Management International may not assert the Commission’s comments and the declaration of the registration statement’s effectiveness as a defense in any proceeding initiated by the Commission or any person under the United States’ federal securities laws

Very truly yours,

/s/ Jacob Ronnel
Jacob Ronnel
President
Hotel Outsource Management International, Inc.